UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Insight Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45784L100
(CUSIP Number)

December 31, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 45784L100		13G
1		NAMES OF REPORTING PERSONS
LMR Master Fund Ltd

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,376,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,376,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,376,000

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 45784L100		13G
1		NAMES OF REPORTING PERSONS
LMR Partners LLP

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,376,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,376,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,376,000

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

CUSIP No. 45784L100		13G
1		NAMES OF REPORTING PERSONS
LMR Partners Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,376,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,376,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,376,000

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, IA

CUSIP No. 45784L100		13G
1		NAMES OF REPORTING PERSONS
LMR Partners LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,376,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,376,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,376,000

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

CUSIP No. 45784L100		13G
1		NAMES OF REPORTING PERSONS
LMR Partners AG

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,376,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,376,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,376,000

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, IA

CUSIP No. 45784L100		13G
1		NAMES OF REPORTING PERSONS
Ben Levine

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,376,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,376,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,376,000

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 45784L100		13G
1		NAMES OF REPORTING PERSONS
Stefan Renold

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,376,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,376,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,376,000

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Insight Acquisition Corp. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 333 East 91st Street, New York, NY 10128.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:
(i)	LMR Master Fund Ltd ("LMR Master Fund"), with respect to the shares of Class A Common Stock (as defined in Item 2(d)) held by it;
(ii)
LMR Partners LLP, LMR Partners Limited, LMR Partners LLC and LMR Partners AG (collectively, the "LMR Investment Managers"), which serve as the investment managers to certain funds, including, without limitation, LMR Master Fund, with respect to the shares of Class A Common Stock held by LMR Master Fund; and

(iii)	Ben Levine and Stefan Renold, who are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities held by LMR Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

Item 2(c).	CITIZENSHIP:

LMR Master Fund is a Cayman Islands exempted company. LMR Partners LLP is a United Kingdom limited liability partnership. LMR Partners Limited is a Hong Kong corporation. LMR Partners LLC is a Delaware limited liability company. LMR Partners AG is a Swiss corporation.  Ben Levine is a citizen of the United Kingdom. Stefan Renold is a citizen of Switzerland.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share ("Class A Common Stock").

Item 2(e).	CUSIP NUMBER:

45784L100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

LMR Master Fund directly holds 2,376,000 shares of Class A Common Stock (the “LMR Shares”). The shares of Class A Common Stock held by LMR Master Fund represent approximately 9.9% of the outstanding shares of Class A Common Stock, based on 24,000,000 shares of Class A Common Stock of the Issuer outstanding as of November 12, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

In addition to the LMR Shares, LMR Master Fund also directly holds warrants to purchase 1,188,000 shares of Class A Common Stock (“Warrants”). The Warrants have an exercise price of $11.50 per share of Class A Common Stock and are exercisable 30 days after the completion of the Issuer’s initial business combination, and will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or the Issuer’s liquidation.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: February 14, 2022

LMR MASTER FUND LTD
By:            LMR Partners LLP, its Investment Manager
By:   /s/ Shane Cullinane
Name:       Shane Cullinane
Title:          Chief Operating Officer

LMR PARTNERS LLP
By:   /s/ Shane Cullinane
Name:       Shane Cullinane
Title:          Chief Operating Officer

LMR PARTNERS LIMITED
By:   /s/ Shane Cullinane
Name:       Shane Cullinane
Title:          Chief Operating Officer

LMR PARTNERS LLC
By:   /s/ Shane Cullinane
Name:       Shane Cullinane
Title:          Chief Operating Officer

LMR PARTNERS AG
By:   /s/ Shane Cullinane
Name:       Shane Cullinane
Title:          Chief Operating Officer

/s/ Ben Levine
BEN LEVINE

/s/ Stefan Renold
STEFAN RENOLD